Exhibit 99.1

Nano Dimension: Stratasys New Release Misleads Their Shareholders

04/19/2023

Court rules that Nano Dimension’s Board Has Full Authority to Proceed with the Stratasys Transaction.

Stratasys Deprive THEIR Shareholders of Immediate and Guaranteed Cash Return
Nano Dimension is Committed to Consummate a Transaction with Stratasys

Waltham, Mass., April 19, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension”, “NANO” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, today responded to the statement released by Stratasys Ltd. (Nasdaq: SSYS) on April 18th, 2023:

“It is disappointing that Stratasys has resorted to sowing misinformation and falsehoods in its rebuff of Nano Dimension’s acquisition offer that would provide immediate and certain cash payment at a compelling premium to share price to Stratasys shareholders.

COURT RULED: NANO CAN COMPLETE THE STRATASYS ACQUISITION:

These claims are nothing more than a desperate attempt to mask the Board’s clear entrenchment and efforts to mislead shareholders. The facts speak for themselves.

●	The Israeli court’s ruling vindicated Nano Dimension’s position that its Board of Directors has the full authority to continue to lead and govern the Company as they have been, including as it relates to Nano Dimension’s proposed acquisition of Stratasys.

●	Clearly the Stratasys’ board members are trying to exploit the court decision in order to interfere with the Company’s intention to initiate a Special Tender Offer to the shareholders of Stratasys in order to preserve their position as board members. In its ruling from April 16th, 2023, the district court in Lod, Israel, rejected Murchinson’s motion and stated explicitly that Murchinson’s motion “whereby the Company will not be allowed to take any action that is not in the ordinary course of business… will harm the Company in an excessive way” and explicitly mentioned the completion of the Stratasys transaction as an example where such a restriction cannot be accepted.

●	The Company has a clear and full authorityto take actions that are not in the ordinary course of business including the Stratasys transaction and any claim made to the contrary by Stratasys is false and misleading.

MURCHINSON & ANSON’S ILIGAL ACTIONS:

●

The Company intends to appeal against the appointment of the two observers.

The fact remains that Murchinson and Anson’s sham vote was illegitimate and invalid. Nano Dimension is appealing to the Israeli Supreme Court to block the Court’s temporary appointment of the two Murchinson observers, which is not for the best interest of the Company and its shareholders; those observers have one goal – to interfere with the Company’s business affairs and transactions and as a result harm the interests of the Company’s shareholders. Murchinson’s aggressive action to call an illegal shareholders meeting should not be rewarded with an appointment of two observers, where other shareholders do not enjoy the same right.

●	Murchinson and Anson’s Invalid Meeting Results Demonstrate Nano Dimension Shareholders’ Lack of Interest in their Agenda: Over 90% of Nano Dimension shares, excluding those owned by Murchinson or Anson, either voted against Murchinson’s nominees or took no action. In other words, excluding their own shares, Murchinson and Anson garnered support representing less than 9.5% of shares voted. The embarrassingly low voter turnout is proof that Nano Dimension shareholders will not be coerced by an actor who the Company believes is solely interested in making a quick profit at the expense of substantial potential long-term value for other shareholders.

“IT’S TIME TO ALLOW STRATASYS SHAREHOLDERS TO HAVE THEIR SAY:

Nano Dimension will continue to proceed towards acquiring Stratasys as it prepares for an all-cash special tender offer at $18.00 per share, which would allow shareholders to choose for themselves and receive a significant and immediate premium for their shares.”

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision. Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the completion of a transaction with Stratasys, the special tender offer to Stratasys shareholders, and its intention to appeal to the Israeli Supreme Court. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30th, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Investor Relations |ir@nano-di.com